UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

On September 11, 2025, Aspen Insurance Holdings Limited (the “Company”) issued a press release announcing that an information statement was provided to its shareholders of record as of August 27, 2025 (the “Record Date”) in connection with the Agreement and Plan of Merger entered into on the Record Date, by and among the Company, Endurance Specialty Insurance Ltd. and Ajax Ltd. A copy of the information statement is available under the “Investors” tab of the Company’s website at https://s27.q4cdn.com/674865338/files/doc_downloads/2025/Information-Statement.pdf.

The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit
99.1	Press Release, dated September 11, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: September 11, 2025	By:
	Name:	Mark Cloutier
	Title:	Executive Chairman & Group Chief Executive Officer